March 17, 2006

B. Stevens Plowman, President
Farmers and Merchants Bancorp, Inc.
505 Broadway
Hannibal, Missouri 63401

> **Re:** **Farmers and Merchants Bancorp, Inc.**
> **Amendment No. 2 to Offering Statement on**
> **Form 1-A**
> **Filed February 17, 2006**
> **File No. 24-10126**

Dear Mr. Plowman,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part I Notification
Item 1. Significant Parties

1. Disclose the beneficial owner of the shares held by Farmers and Merchants Bank and Trust Co., as trustee of the George H. Reidel Trust and provide the residential address.

Item 4. Jurisdictions in Which Securities Are to be Offered

2. We note that you plan to rely upon exemptions from registration with the named states. Please identify the exemptions you plan to rely upon. We note that this

offering will be a public offering under Regulation A. Please explain how the
state exemptions are consistent with the Regulation A communications.

General

3. We note your response to prior comment nine of our letter dated November 3,
   2005. We note the reference to sales information regarding MCM's common
   stock over the past year, as derived from information contained on the OTC
   Bulletin Board. Please explain how you obtained this information since MCM
   does not appear to be quoted on the OTC Bulletin Board. Also, clarify whether
   these were resales and explain the statement that you have no information to
   suggest that any of the sales described below were not bona fide sales
   transactions. Market information from the OTC Bulletin Board would typically
   have the following statement "the quotations reflect inter-dealer prices, without
   retail mark-up, mark-down or commission and may not represent actual
   transactions." Clarify whether you were able to determine whether these were
   actual transactions and if so the source of the information. Lastly, we reissue
   prior comment 9. Please include in the offering circular your analysis as to how
   the offering falls under $5 million. Also, please explain why book value is an
   accepted standard for measuring the fair value of MCM shares. Reconcile your
   book value analysis with the calculation in note 2 to the unaudited pro forma
   combined consolidated financial information, which was determined by
   negotiations between MCM and FMB regarding the valuation placed upon the
   transaction. Lastly, explain the consideration given to this other valuation noted
   in note 2 to the financial statements, which would be over $5 million.

4. Please update the information throughout the offering circular/proxy statement as
   of the most recent practicable date. For instance, we note references on page 22
   to the FMB common stock held by officers and directors as of December 31,
   2005.

5. We read your response to comment two of our letter dated November 3, 2005 and
   noted that the balance sheet of FMB (FMFB-2) continues to reflect 500,000
   shares of common stock authorized and further, only a single class of stock is
   presented in the financial statements. Please revise and provide the minimum
   required disclosures of SFAS 129 (see paragraph 4).

Offering Circular Cover Page

6. Provide at the top of the cover page, the title, amount and description of the
   securities being offered.

7. We note the additional brief disclosure of the FMB shareholders right to dissent.
   Please revise to clarify if MCM shareholders also have similar rights.

Summary, page 1

8. We note your response to comment 16 of our letter dated November 3, 2005. As an example, on page 9 when discussing the interest of certain persons, you disclose that certain management members will be "executive officers of FMB and MCM after the MCM Merger." It would appear that your use of the term MCM Merger in the noted sentence refers to the completed transactions and not just the merger between the FMB merger sub with MCM as disclosed on page 2.

Interests of Certain Persons in the Reorganization, page 9

9. We reissue prior comment 17 from our letter dated November 3, 2005. We note the statement that the disclosed interests are "among others." Please disclose all interests, direct or indirect, in the reorganization by the officers and directors. Provide greater disclose of the interests currently mentioned.

Reasons for the Reorganization, page 11

10. We reissue prior comment 20 from our letter dated November 3, 2005. Provide the basis for your belief on page 11 that the combined company "will be able to achieve financial performance beyond what the two companies could achieve separately," "can combine their two operations successfully and manage them more efficiently to create cost savings the two companies could not achieve separately," and "the combination will permit the companies to further enhance their presence in their markets and in their core businesses, including those that generate fee income" or remove. If you keep such disclosure clarify that there is no guarantee that these events will actually occur and that investors should not place undue reliance upon them.

Selected Unaudited Consolidated Financial Data, page 13
Dividend Activity, page 14

11. Please revise to include cash dividends declared per share.

Asset Quality Ratios, page 14

12. Please revise to include the following data in your tables presented:
   · Nonperforming loans to total loans;
   · Allowance for loan losses to nonperforming loans; and
   · Net charge-offs to average loans.

Risk Factors, page 16

13. Please revise the subheading to risk factor 6 to clearly state the interest rate risk.

14. We note that MCM appears to rely heavily upon large deposits, jumbo accounts over $100,000. To the extent this represents brokered deposits or government accounts, please consider including a risk factor discussing the associated risks.

15. We note that FMB and MCM manage interest-rate risk by originating primarily adjustable rate loans. Please add a risk factor discussing the possibility of increased delinquencies and defaults as rates go up.

16. We note your response to prior comment 25 of our letter dated November 3, 2005. It is still not clear how the change from a being classified as a state bank to federal savings association imposes a material risk on the combined company. Please revise to discuss the risk associated with the change in classification.

17. We note your response to prior comment 30 of our letter dated November 3, 2005. The affiliation between the companies raises conflict of interest issues in the proposal process of the merger. Please revise or advise.

Business and Properties of FMB, page 26

18. On page 26, you disclose that F&M Financial is a loan production facility. We note on page 28 that they also offer investments in mutual funds and annuities. It would appear that your wholly owned subsidiary performs other functions in addition to loan production. Please revise to further discuss the role of F&M Financial or advise.

19. We note the disclosure at the top of page 27 that over the last five years FMB's total consolidated assets have decreased. Please explain the reason(s) for this decrease and whether you expect it to continue in the future.

20. Please add disclosure to the section FMB Competition to discuss the competitive market for deposits.

21. We note the disclosure regarding regulation by the OTS that federal savings associations are generally required to focus more of their business in the areas of home mortgage and other retail lending. Please discuss whether this will have any impact on the business of the combined entity.

FMB Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 33
Overview, page 33

22. We note the statement that after completion of the reorganization, the primary
regulator of FMB will be the OTS and that FMB will be subject to new
regulations that could affect the composition of the assets and operations after the
completion of the reorganization. Please discuss in greater detail the possible
affect on the composition of the assets and operations.

23. Discuss the "combination of factors" that resulted in return on assets, the level of
recurring operating income and other performance measures declining in recent
years. Also, disclose when you expanded into Quincy, Illinois and O'Fallon,
Missouri. Clarify whether these expansions have had any result on the above
measures.

24. Provide the basis for management's belief that the Quincy and O'Fallon loan
production offices are profitable.

Comparison of Balance Sheets as of December 31, 2005 and 2004, page 38

25. Please reconcile the other assets at December 31, 2005 and 2004 with the
financial statements.

26. On page 39, we note that cash and cash equivalents increased as a result of
seasonal business activity from several large customers, particularly deposits at
the end of the year. Because this is a comparison of the years ended 2004 and
2005, the year end deposit would exist for both periods. Please revise to clarify if
there was an increase from 2004 to 2005.

27. We note the additional disclosure on page 39 quantifying the repurchase of shares
and the payment of dividends. Please revise to further explain those expenditures.
Compare the 2005 amounts with that of the year 2004. Discuss the reasons for
the repurchase and discuss the determination to pay dividends.

Comparison of Operating Results for the Years Ended December 31, 2005 and 2004,
page 39

28. We partially reissue comment 63 of our letter dated November 3, 2005. Please
revise the disclosure to discuss the changes in the interest expense.

Non-Performing Assets, page 46

29. We note the substantial increase in non-performing loans in real estate. Please
discuss the reason for this increase.

Business and Properties of MCM, page 50

30. Please revise to reconcile your employment figures on page 52 and 58.

MCM Competition, page 57

31. Please provide the basis for the statements made in the last paragraph on page 57 or remove.

MCM Market Area, page 58

32. We partially reissue prior comment 73 from our letter dated November 3, 2005. Please revise to provide the source for the deposit figures for Marion County.

MCM Management's Discussion and Analysis of Financial Condition and Results of Operations, page 64

33. Please revise your overview to discuss the five year trends disclosed on page 51 and clarify whether you expect those trends to continue.

Liquidity and Capital Requirements, page 66

34. We read your response to comments 80 and 81 and see that you expect maturing certificates to be replaced by transaction accounts or renewal of certificates; however, we are reissuing the comments in part, for further clarification. To justify this conclusion, please expand your disclosure to clarify what you mean when you state "ample supply of deposits…" Also, in an effort to assist an investor in understanding your liquidity position; please consider revising your disclosure to quantify your historic renewal rates of your certificates and other significant factors to help a reader understand the historical trends.

Comparison of Consolidated Balance Sheets as of December 31, 2005 and 2004, page 72

35. Please revise to discuss the reason(s) behind the changes in total consolidated assets, cash and cash equivalents and other balance items disclosed in this section.

Comparison of Operating Results as of the Three Month Period Ended December 31, 2005 and 2004, page 73

36. Provide a comparison of interest income and interest expense and the reasons for the changes in these line items. Provide similar disclosure for the comparison of the fiscal year ends.

Comparison of Operating Results for the Fiscal Years Ended September 30, 2005 and 2004, page 75

37. Please reconcile the total non-interest income for the year ended September 30, 2005 with the financial statements.

Background of the Reorganization, page 91

38. We partially reissue comment 100 from our letter dated November 3, 2005. Provide the basis for the conclusion that "the combined organization would increase their income producing assets … and result in an organization with greater diversity in location and products" or remove. Also, provide the basis for the statement that "once FMB and MCM have merged, data and item processing should be decreased by approximately $100,000 per year compared with what the two institutions are paying in separate contracts at this time" or remove. Clarify after the paragraph at the top of page 92 that there is no guarantee these cost reductions will actually occur and that investors should not place undue reliance upon them.

MCM Reasons for the Reorganization, page 94

39. Please revise the fifth bullet point to explain the benefit in plain English.

Opinion of MCM's Financial Advisor, page 95

40. Please elaborate upon the statement that MCM consulted with Feldman Financial for assistance in its negotiations with FMB. Clarify whether Feldman Financial recommended the amount of consideration to be paid.

Material Federal Income Tax Consequences, page 113

41. This section should name tax counsel and disclose tax counsel's opinion on each material tax consequence.

42. The opinion should also cover the FMB Bank Merger and the Purchase and Assumption.

43. We note the statement in the tax opinion that the opinion is limited to "general" income tax consequences. Please revise to discuss all material tax consequences.

44. We note the statement that the tax opinion is being furnished solely for the benefit of FMB and MCM and may not be used or relied upon by any other party or for any other purpose. Please revise the disclosure since investors and shareholders will rely upon this tax opinion.

Operations and Management after the Reorganization, page 116

45. Please provide the basis for the belief that "the ability to offer these services will result in more opportunities for growth and more positive financial performance due to cost savings and more customers using fee-based services" or remove.

Directors, page 117

46. Please provide the time frame for each business experience listed. For example, please disclose the period during which B. Stevens Plowman has served as president of FMB. Also, state the period during which Mr. Bastian has served as an attorney and state whether he has his own practice or is associated with a firm. Revise the business disclosure regarding the executive officers as necessary.

47. In disclosing officers' and directors' business experience, if you elect to retain associations beyond five years, such disclosure should be complete. Please revise your disclosure accordingly.

Compensation, page 122

48. Please revise to discuss the anticipated remuneration scheme you will utilize for your officers and file all material employment contracts. Clarify whether MCM has entered into any employment agreements that will continue post-merger.

Unaudited Pro Forma combined Consolidated Statement of Income for the Year Ended December 31, 2005, page 123

49. Please revise the header of this page, as well as the column headers, to appropriately indicate the fiscal year end for each entity (i.e. FMB's year end is December 31, 2005 and MCM's year end is September 30, 2005).

Security Ownership of Management and Certain Security Holders, page 130

50. Please disclose the control person(s) for Farmers & Merchants Bank and Trust Company.

51. We are unable to locate footnotes four and five in the table.

FMB and MCM Financial Statements
General

52. We noted your disclosure on page 41 that FMB <u>will consider</u> the guidance provided by FSP SOP 94-6-1; which became effective for interim and annual periods ending after December 19, 2005. Considering the effective date and that you have provided December 31, 2005 financial statements, please revise to disclose (both qualitatively and quantitatively) any significant concentrations that

exist that may increase your exposure to credit risk (e.g. borrowers subject to significant payment increases, loans with terms that permit negative amortization, or loans with high loan-to-value ratios).

<u>Closing Comments</u>

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the qualification date of the offering statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the qualification date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a qualification statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested qualification date.

You may contact Blaise Rhodes (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

Cc: John Pruellage
       Fax No. (314) 612-7621